                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                                 SEC FILE NUMBER
                                                                 000-22994


                                                                 CUSIP NUMBER
                                                                 403203102
                                  (Check one)


[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q and
                           Form 10-QSB [ ] Form N-SAR

For Period Ended: June 30, 1998
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:


Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I -- REGISTRANT INFORMATION

         Full Name of Registrant                                             Gunther International, Ltd.

         Former Name if Applicable                                           N/A

         Address of Principal Executive Office (Street and Number)           One Winnenden Road

         City, State and Zip Code                                            Norwich, Connecticut,  06360

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10KSB, 20-F, 11-K, 10-Q and Form 10QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Company has been unable to complete the preparation and review of its financial statements for the fiscal quarter ended June 30, 1998. As a result, it has delayed the filing of its Quarterly Report on Form 10-QSB for the fiscal quarter then ended.

         During the preparation of its accounts for the quarter, the Company identified certain issues regarding the accumulation of contract costs and the recognition of revenues and expenses relating to the Company's systems business. As a result, the Company has been unable to complete the preparation of its financial statements for the fiscal quarter ended June 30, 1998, and additional questions have been raised with respect to the validity of the financial results previously reported by the Company with respect to the fiscal year ended March 31, 1998. In light of this uncertainty, the Company cautioned investors that the financial statements and corresponding audit report for the fiscal year ended March 31, 1998 should not be relied upon.

         The Company, with the assistance of independent auditors, Arthur Andersen LLP, is continuing to review the nature and extent of these matters, as well as the effect they may have on the Company's financial results for the fiscal quarter ended June 30, 1998 and any prior reporting periods. The Company is working expeditiously to be in a position to announce its financial results as quickly as possible. Based on the information that is currently available, the Company expects to be in a position to release the results of its review by the end of August.

         A copy of the Company's press release, dated August 17, 1998, is attached to this filing.

                                                 (ATTACH EXTRA SHEETS IF NEEDED)


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         Frederick W. Kolling, III.               (860)                   823-1427


         (Name)                                (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s)

                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot can be made.
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         In light of the issues and uncertainties discussed in Part III above, the Company is unable to provide a meaningful estimate of the results of operations that ultimately will be reported for the fiscal quarter ended June 30, 1998.

                           GUNTHER INTERNATIONAL, LTD.
                   (Name of Registrant as specified in charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 17, 1998              By:  /s/ Frederick W. Kolling, III
                                        -----------------------------
                                        Frederick W. Kolling, III
                                        Vice President, Chief Financial Officer
                                                     and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

             Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of
Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).
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                                                       Attachment to Form 12b-25

                                GUNTHER ANNOUNCES
               DELAY IN REPORTING FIRST QUARTER FINANCIAL RESULTS



         NORWICH, CT, (August 17, 1998) Gunther International, Ltd. (NASDAQ:
SORT) today reported that it has delayed the announcement of its financial results for the fiscal quarter ended June 30, 1998 and the filing of its Quarterly Report on Form 10-QSB for the fiscal quarter then ended.

         During the preparation of its accounts for the quarter, the Company identified certain issues regarding the accumulation of contract costs and the recognition of revenues and expenses relating to the Company's systems business. As a result, the Company has been unable to complete the preparation of its financial statements for the fiscal quarter ended June 30, 1998, and additional questions have been raised with respect to the validity of the financial results previously reported by the Company with respect to the fiscal year ended March 31, 1998. In light of this uncertainty, the Company cautioned investors that the financial statements and corresponding audit report for the fiscal year ended March 31, 1998 should not be relied upon.

         The Company, with the assistance of its independent auditors, Arthur Andersen LLP, is continuing to review the nature and extent of these matters, as well as the effect they may have on the Company's financial results for the fiscal quarter ended June 30, 1998 and any prior reporting periods. The Company is working expeditiously to be in a position to announce its financial results as quickly as possible. Based on the information that is currently available, the Company expects to be in a position to release the results of its review by the end of August.

         As previously announced, the Company currently is in default of certain financial covenants and other provisions of its senior credit facility. The Company has been engaged in discussions with its senior lender but has not yet been able to reach a definitive agreement with respect to a potential restructuring of the facility. Although the Company intends to continue to pursue these negotiations and to work cooperatively with its senior lender, there can be no assurance that it will be able to restructure the facility.

         The Company's expectations are preliminary and are subject to the completion of the internal review currently being conducted. The anticipated release of the Company's financial results and the potential consequences of the matters discussed above, including the potential restructuring of the Company's senior credit facility, constitute forward-looking statements, and the resolution of these matters could differ materially from those discussed above.

         Gunther International, Ltd. is a leading manufacturer of intelligent document finishing systems and ink jet printing solutions.

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